Exhibit 21.1

Subsidiaries of Tree.com, Inc.

Name	Jurisdiction of Formation

Tree Preferred Corp.	DE
LendingTree, LLC	DE
Home Loan Center, Inc.	CA
HLC Escrow, Inc.	CA
LendingTree Settlement Services, LLC	DE
LendingTree Alabama Title Services, LLC	AL
LT Real Estate, Inc.	DE
RealEstate.com Oregon, LLC	OR
Robin Acquisition Corp.	DE
InterNest, Inc.	DE
iNest Realty, Inc.	IL
iNest Realty Minnesota, Inc.	MN